IZEA Announces Commencement of a Modified Dutch
Auction Tender Offer to Repurchase up to $8.7M of its
Common Stock

ORLANDO, Fla. (May 16, 2025) – IZEA Worldwide, Inc. (NASDAQ: IZEA), a leading influencer marketing company that makes Creator Economy solutions for marketers, announced today that it has commenced a modified “Dutch auction” tender offer (the “Offer”) to repurchase up to $8,700,000 of its common stock.

Under the terms of the Offer, IZEA is offering to purchase shares of its common stock at a price not less than $2.30 and not more than $2.80 per share, which maximum price equals approximately 120% of our 90-day volume-weighted average purchase price of $2.29 per share through May 12, 2025. The Offer will commence on May 16, 2025, and expire at 5:00 p.m., Eastern Time, on June 16, 2025, unless extended or terminated.

Stockholders may tender some or all of their shares at a price within the specified range. Based on the number of shares tendered and the prices specified by tendering stockholders, IZEA will determine the lowest single per-share price that will allow it to purchase up to the maximum dollar amount of shares properly tendered. All shares accepted in the Offer will be purchased at the same price, regardless of the price at which they were tendered.

The Offer is being made pursuant to an Offer to Purchase and related materials, which will be filed with the Securities and Exchange Commission (“SEC”) and distributed to stockholders.

Important Information
The Offer described in this press release has commenced and will not be made to any person in any jurisdiction in which either the Offer, or solicitation or sale thereof, is unlawful. This announcement is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell any securities of IZEA. The Offer is only being made pursuant to the Offer to Purchase, letter of transmittal, and related materials filed with the SEC as part of a Schedule TO. Stockholders are strongly encouraged to read the tender offer statement on Schedule TO, the Offer to Purchase, and other related documents, as they contain important information and an explanation of the terms and conditions for participation. Stockholders may obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC's website at www.sec.gov or from the information agent for the Offer, MacKenzie Partners, by phone at 1-800-322-2885, or by e-mail addressed to tenderoffer@mackenziepartners.com.

About IZEA Worldwide, Inc.
IZEA Worldwide, Inc. (“IZEA”), is an influencer marketing company with a mission to make creator economy solutions for marketers. We do this by lighting up the Creator Economy with IZEAs—our strategies, campaigns, and solutions that build brands and drive demand. Since launching the industry’s first-ever influencer marketing platform in 2006, IZEA has facilitated nearly 4 million collaborations between brands and creators.

Press Contact
Matt Gray
IZEA Worldwide, Inc.
Phone: 407-674-6911
Email: ir@izea.com